EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Set forth below is a direct subsidiary of the Company as of March 20, 2006. All of the voting securities of this subsidiary are owned by the Company.

Subsidiaries

J. C. Penney Corporation, Inc. (Delaware)

The names of other subsidiaries have been omitted because these unnamed subsidiaries, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.